                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              Capital Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   14052H100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Stanley M. Stevens
                              Chief Legal Counsel
                         Equity Office Properties Trust
                     Two North Riverside Plaza, Suite 2100
                               Chicago, IL 60606
                                 (312) 466-3300
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 15, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14052H100               13D                         PAGE 2 OF 10 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    EOP Operating Limited Partnership                      FEIN: 36-4156801
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

     BK
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    4,273,424 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                        0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    4,273,424 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH                0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,273,424 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9% (1) (2) (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

(1) Consists of 4,273,424 shares which EOP Operating Limited Partnership currently has the right to acquire upon conversion of securities held by it, as more fully described in Item 4.

(2) Assuming issuance of an additional 4,273,424 shares upon conversion by EOP Operating Limited Partnership.

(3) Based upon 21,058,228 shares outstanding, as reported in the Issuer's Form 10-Q for the quarter ended March 31, 2000.

                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN

ITEM 1. SECURITY AND ISSUER.

        This Statement relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Capital Trust, Inc., a Maryland corporation (the "Issuer"), which has its principal executive offices at 605 Third Avenue, 26th Floor, New York, NY 10016. The Issuer is the successor to Capital Trust, a California statutory business trust (the "Predecessor").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On July 28, 1998, pursuant to the Preferred Securities Purchase Agreement described in Item 4 below, EOP acquired 50,000 8.25% Step Up Convertible Trust Preferred Securities (Liquidation Amount $1,000 per Security) (the "Original Preferred Securities") of CT Convertible Trust I, a Delaware statutory business trust whose common securities were then owned solely by the Predecessor ("CT Trust"). The Original Preferred Securities were convertible into the Predecessor's common shares of beneficial interest. On January 28, 1999, the Predecessor merged with and into the Issuer and the Issuer was the survivor. Thereafter, the Original Preferred Securities were convertible into shares of Common Stock and the Issuer became the sole owner of the common securities of CT Trust.

        The aggregate amount of funds used in acquiring the Original Preferred Securities was $48,500,000. All funds used in acquiring the Preferred Securities were obtained from EOP's pre-existing $1.0 billion unsecured revolving credit facility, which matures on May 29, 2001 (the "$1.0 Billion Credit Facility"). To obtain the $1.0 Billion Credit Facility, EOP paid a commitment fee of approximately $2.2 million which will be amortized over the term along with approximately $1.0 million of unamortized deferred financing costs on EOP's prior $600 million credit facility which will also be amortized over the term. The interest rate is based on EOP'S investment grade credit rating on its unsecured debt and is currently LIBOR plus 60 basis points, and the facility fee is equal to .20% per annum. In addition, the $1.0 Billion Credit Facility provides for a competitive bid option, whereby the lenders participating in the $1.0 Billion Credit Facility bid on the interest rate to be charged.

        On May 15, 2000 EOP executed a Modification Agreement, dated as of May 10, 2000 (the "Modification Agreement"), among CT Trust, the Issuer, Vornado Realty L.P., EOP and Mellon Bank N.A., as trustee for certain pension trusts of General Motors (collectively, the "Investors"), which required EOP and the Investors to exchange the Original Preferred Securities for new Preferred Securities of the Trust. Accordingly, EOP exchanged its 50,000 Original Preferred Securities for 50,000 Variable Rate Step Up Convertible Trust Preferred Securities (Liquidation Amount $1,000 Per Security) (the "New Preferred Securities").


                               Page 3 of 10 Pages

ITEM 4. PURPOSE OF TRANSACTION.

        Pursuant to the Preferred Securities Purchase Agreement among the Predecessor, CT Trust, EOP and each of the Investors, CT Trust sold an aggregate of $150 million (in liquidation amount) of its Original Preferred Securities to the Investors, including $50 million (in liquidation amount) of Original Preferred Securities to EOP. Immediately following the sale of the Original Preferred Securities, CT Trust transferred the net proceeds from such sale, and the sale of its common securities, to the Predecessor in exchange for $154,650,000 of the Predecessor's 8.25% Step Up Convertible Junior Subordinated Debentures (the "Original Debentures"). Pursuant to the merger of the Issuer and the Predecessor, the Issuer assumed the Predecessor's obligations under the Original Debentures. Pursuant to the transactions contemplated by the Modification Agreement, the Original Debentures were exchanged for new debentures (the "New Debentures") of which a portion is convertible into Common Stock of the Issuer.

        In accordance with the terms of the Modification Agreement, each $1,000 liquidation amount of Original Preferred Securities was exchanged for $1,000 liquidation amount of New Preferred Securities, of which $598.28 in liquidation amount may be converted into a like principal amount of the Issuer's Variable Rate Step Up Convertible Debentures (the "Convertible Debentures") and $401.72 in liquidation amount may be converted into a like principal amount of the Issuer's Variable Rate Step Up Non-Convertible Debentures (the "Non-Convertible Debentures"). Accordingly, following the consummation of the transactions contemplated by the Modification Agreement, EOP holds 50,000 New Preferred Securities, of which $29,914,000 of liquidation amount (the "Convertible Amount") may be converted into a like amount of the Issuer's Convertible Debentures and $20,086,000 may be converted into a like amount of the Issuer's Non-Convertible Debentures.

        The Convertible Amount of the New Preferred Securities is convertible into Common Stock of the Issuer as follows: each $1,000 Convertible Amount of New Preferred Securities may be converted into $1,000 principal amount of Convertible Debentures, and the Convertible Debentures are immediately convertible into Common Stock at an initial rate of 142.857 shares per $1,000 principal amount of Convertible Debentures, subject to adjustment to prevent dilution. In this manner, EOP may currently convert its $29.914 million (in liquidation amount) of New Preferred Securities into 4,723,424 shares of the Issuer's Common Stock. Because EOP has the right to acquire the 4,273,424 shares of Common Stock within 60 days, EOP is deemed to be the beneficial owner of those shares of Common Stock pursuant to Rule 13d-3(d)(i), promulgated under the Securities Exchange Act of 1934, as amended.

        EOP plans to hold the New Preferred Securities, any Debentures issued with respect thereto, and any Common Stock acquired upon the conversion of Convertible Debentures and Convertible Amount of New Preferred Securities, as an investment. EOP intends to continue to review its investment in the New Preferred Securities and, from time to time depending upon certain factors, may determine to acquire through conversion of the New Preferred Securities, open market purchases or




                               Page 4 of 10 Pages
otherwise, Common Stock of the Issuer, or may determine to sell the New Preferred Securities or Common Stock.

        In connection with the purchase by EOP and the other Investors of Original Preferred Securities, the Issuer, as successor to the Predecessor, granted to each Investor certain co-investment rights under a Co-Investment Agreement between the Issuer and each Investor in respect of certain loans and other investments that the Issuer has or develops in the future. Pursuant to the Modification Agreement, the Co-Investment Agreement terminated. In addition, under a Registration Rights Agreement between the Issuer and each Investor the Issuer granted to each Investor certain registration rights in respect of the Common Stock.

        (a) - (c); (e) - (j) Except as disclosed herein, neither EOP nor the Trust, and to the best knowledge of EOP and the Trust none of the persons listed in Appendix A hereto, has any plans or proposals of the types referred to in clauses (a) through (j), but excluding (d) as discussed below, of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange Commission

        (d) Samuel Zell, Chairman of the Board and a trustee of EOP, serves as the Chairman of the Board of the Issuer. Sheli Rosenberg and Thomas Dobrowski, each of whom is a trustee of EOP, serve on the Board of Directors of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b) To the best knowledge of EOP, there are 21,058,228 shares of Common Stock outstanding (as reported by the Issuer on its quarterly report on Form 10-Q for the quarter ended March 31, 2000). As of the date hereof, the 50,000 New Preferred Securities held by EOP are convertible into 4,273,424 shares of Common Stock, which represent approximately 16.9% of the Common Stock issued and outstanding (this calculation includes in the number of outstanding shares the additional 4,273,424 shares of Common Stock which will be issued to EOP upon its conversion of the Convertible Amount of the New Preferred Securities). Upon conversion of the Convertible Amount of the New Preferred Securities as described above, EOP will have the sole power to vote or to direct the vote of the shares of Common Stock acquired by it.

        To the best knowledge of EOP and the Trust, none of the persons listed in Appendix A hereto, beneficially owns any Common Stock, except that Timothy H. Callahan, a Trustee and the President and Chief Executive Officer of the Trust, beneficially owns 20,000 shares of Common Stock, Richard D. Kincaid, Executive Vice President and Chief Financial Officer of the Trust owns 1,000 shares of Common Stock, and David A. Helfand, Executive Vice President -- New Business Development of the Trust owns 10,000 shares of Common Stock.

        (c) During the last 60 days, the only transaction in the Common Stock effected by EOP, the Trust, or to the best knowledge of EOP and the Trust by any of the persons listed in Appendix A hereto, was the transaction which occurred on May 15, 2000, as described herein.




                               Page 5 of 10 Pages

        (d) No person other than EOP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by EOP.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except for the matters described herein, EOP and the Trust, and to the best knowledge of EOP and the Trust the persons listed in Appendix A hereto, have no other contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 -   Preferred Securities Purchase Agreement, dated as of July
                      27, 1998, among Capital Trust, CT Convertible Trust I, as issuer, and Vornado Realty L.P., EOP Operating Limited
                      Partnership, Mellon Bank N.A., as trustee for General
                      Motors Hourly-Rate Employes Pension Trust, and Mellon Bank
                      N.A., as trustee for General Motors Salaried Employes
                      Pension Trust, as purchasers (incorporated by reference to Capital Trust's Current Report on Form 8-K, dated July 28,
                      1998 and filed with the Securities and Exchange Commission on August 6, 1998).

        Exhibit 2 -   Amended and Restated Declaration of Trust, dated and
                      effective as of May 10, 2000, by the Regular Trustees (as defined therein), Wilmington Trust Company, as Institutional Trustee and as Delaware Trustee, Capital
                      Trust, Inc., as sponsor, and the holders, from time to time, of undivided beneficial interests in the Trust to be issued pursuant thereto (incorporated by reference to Capital Trust, Inc.'s Current Report on Form 8-K, dated
                      May 18, 2000 and filed with the Securities and Exchange
                      Commission on May 18, 2000).

        Exhibit 3 -   Amended and Restated Indenture, dated as of May 10, 2000,
                      between Capital Trust, Inc. and Wilmington Trust Company, as trustee (incorporated by reference to Capital Trust
                      Inc.'s Current Report on Form 8-K, dated May 18, 2000 and filed with the Securities and Exchange Commission on May
                      18, 2000).

        Exhibit 4 -   Registration Rights Agreement dated as of July 28, 1998
                      among Capital Trust, Vornado Realty, L.P., EOP Operating




                               Page 6 of 10 Pages

                      Limited Partnership, Mellon Bank N.A., as trustee for General Motors Hourly-Rate Employes Pension Trust, and Mellon Bank N.A., as trustee for General Motors Salaried Employes Pension Trust (incorporated by reference to Capital Trust's Current Report on Form 8-K, dated July 28, 1998 and filed with the Securities and Exchange Commission on August 6, 1998).

        Exhibit 5 -   Amended and Restated Preferred Securities Guarantee
                      Agreement, dated as of May 10, 2000, by Capital Trust,
                      Inc. and Wilmington Trust Company, as Preferred Guarantee
                      Trustee (incorporated by reference to Capital Trust Inc.'s
                      Current Report on Form 8-K, dated May 18, 2000 and filed with the Securities and Exchange Commission on May 18,
                      2000).

        Exhibit 6 -   Modification Agreement, dated as of May 10, 2000, by and
                      among Capital Trust, Inc., the Regular Trustees (as defined therein), Vornado Realty L.P., Vornado Realty
                      Trust, EOP Operating Limited Partnership, Equity Office
                      Properties Trust, and State Street Bank and Trust Company, as trustee for General Motors Employes Global Group
                      Pension Trust (incorporated by reference to Capital Trust
                      Inc.'s Current Report on Form 8-K, dated May 18, 2000 and filed with the Securities and Exchange Commission on May
                      18, 2000).




                               Page 7 of 10 Pages

                                   APPENDIX A


        Samuel Zell is the Chairman of the Board of the Trust. Mr. Zell's present principal occupation is Chairman of the Board of Directors of Equity Group Investments, Inc. ("EGI"), an owner, manager and financier of real estate and corporations.

        Timothy H. Callahan is a Trustee, Chief Executive Officer and President of the Trust.

        Michael A. Steele is Chief Operating Officer and Executive Vice President--Real Estate Operations of the Trust.

        Richard D. Kincaid is Executive Vice President and Chief Financial Officer of Trust.

        Stanley M. Stevens is Executive Vice President, Chief Legal Counsel and Secretary of the Trust.

        David A. Helfand is Executive Vice President -- New Business Development of the Trust.

        Sheli Z. Rosenberg is a Trustee of the Trust. Ms. Rosenberg is Vice Chairman of EGI.

        Thomas E. Dobrowski is a Trustee of the Trust. Mr. Dobrowski is the managing director of real estate and alternative investments of General Motors Investment Management Corporation, an investment advisor to several pension funds of General Motors Corporation and its subsidiaries and to several other clients also controlled by GM. Mr. Dobrowski's principal business address is c/o General Motors Investment Management Corporation, 767 Fifth Avenue, New York, New York 10153.

        James D. Harper, Jr. is a Trustee of the Trust. Mr. Harper is president of JDH Realty Co., a real estate development and investment company and a co-managing partner in AH Development, S. E. and AH HA Investments, S. E., special limited partnerships formed to develop over 400 acres of land in Puerto Rico. Mr. Harper's principal business address is c/o J.D.H. Realty Co., 3250 Mary Street, Suite 206, Coconut Grove, Florida 33133.

        Jerry M. Reinsdorf is a Trustee of the Trust. Mr. Reinsdorf is the Chairman of the Chicago White Sox baseball team, the Chairman of the Chicago Bulls basketball team, and a partner of Bojer Financial Ltd., a real estate investment company. Mr. Reinsdorf's principal business address is c/o Chicago White Sox, 333 W. 35th Street, Chicago, Illinois 60616.

        William M. Goodyear is a Trustee of the Trust. Mr. Goodyear is the Chairman and Chief Executive Officer of Navagent Consulting, Inc., an energy consulting firm for utility companies. Mr. Goodyear's principal business address is 928 Michigan Avenue, Chicago, Illinois.


                               Page 8 of 10 Pages

        David K. McKown is a Trustee of the Trust. Mr. McKown is Executive Advisor of Eaton Vance Management, an investment management and counseling business. Mr. McKown's principal business address is 255 State Street, 6th floor, Boston, Massachusetts 02110.

        H. Jon Runstad is a Trustee of the Trust. Mr. Runstad is President and Chief Executive Officer of Wright Runstad & Company, a Seattle, Washington based owner, manager and developer of office buildings in the western United States. Mr. Runstad's principal business address is c/o Wright Runstad & Company, 1191 Second Avenue, Suite 2000, Seattle, Washington 98101-2933.

        Edwin N. Sidman is a Trustee of the Trust. Mr. Sidman is Managing Partner of The Beacon Companies, a private company involved in real estate investment, development and management. Mr. Sidman's principal business address is c/o The Beacon Companies, Two Oliver Street, Boston, Massachusetts 02109.

        D.J.A. (Andre) de Bock is a Trustee of the Trust. Mr. de Bock is member of the Board of Directors of Rodamco North America N.V., a Dutch real estate investment company, OTIS B.V., Orange Global Property Fund N.V., an international real estate investment fund listed on the Amsterdam stock Exchange, and Stichting ROZ Index, a Dutch property index, and serves as an advisor to Jones Lang LaSalle N.V., an international real estate services company. Mr. de Bock's principal business address is c/o ABP Investments, Oude Lindestraat 70, 6411 EJ Heerlen, The Netherlands. Mr. De Bock is a citizen of The Netherlands.

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

                  DATED:       June 1, 2000

                                         EOP OPERATING LIMITED PARTNERSHIP
                                         By:Equity Office Properties Trust, its
                                         managing general partner



                                         By:       /s/  RICHARD D. KINCAID
                                            ---------------------------------
                                            Name:   RICHARD D. KINCAID
                                            Title:  EXECUTIVE VICE PRESIDENT AND
                                                    CHIEF FINANCIAL OFFICER




                               Page 9 of 10 Pages

                                  EXHIBIT INDEX

     Exhibit 1 - Preferred Securities Purchase Agreement, dated as of July 27,
                 1998, among Capital Trust, CT Convertible Trust I, as issuer, and Vornado Realty L.P., EOP Operating Limited Partnership, Mellon Bank N.A., as trustee for General Motors Hourly-Rate Employes Pension Trust, and Mellon Bank N.A., as trustee for General Motors Salaried Employes Pension Trust, as purchasers (incorporated by reference to Capital Trust's Current Report on Form 8-K, dated July 28, 1998 and filed with the Securities and Exchange Commission on August 6, 1998).

     Exhibit 2 - Amended and Restated Declaration of Trust, dated and effective as of May 10, 2000, by the Regular Trustees (as defined therein), Wilmington Trust Company, as Institutional Trustee and as Delaware Trustee, Capital Trust, Inc., as sponsor, and the holders, from time to time, of undivided beneficial interests in the Trust to be issued pursuant thereto (incorporated by reference to Capital Trust, Inc.'s Current Report on Form 8-K, dated May 18, 2000 and filed with the Securities and Exchange Commission on May 18, 2000).

     Exhibit 3 - Amended and Restated Indenture, dated as of May 10, 2000, between Capital Trust, Inc. and Wilmington Trust Company, as trustee (incorporated by reference to Capital Trust Inc.'s Current Report on Form 8-K, dated May 18, 2000 and filed with the Securities and Exchange Commission on May 18, 2000).

     Exhibit 4 - Registration Rights Agreement dated as of July 28, 1998 among
                 Capital Trust, Vornado Realty, L.P., EOP Operating Limited Partnership, Mellon Bank N.A., as trustee for General Motors Hourly-Rate Employes Pension Trust, and Mellon Bank N.A., as trustee for General Motors Salaried Employes Pension Trust (incorporated by reference to Capital Trust's Current Report on Form 8-K, dated July 28, 1998 and filed with the Securities and Exchange Commission on August 6, 1998).

     Exhibit 5 - Amended and Restated Preferred Securities Guarantee Agreement,
                 dated as of May 10, 2000, by Capital Trust, Inc. and Wilmington Trust Company, as Preferred Guarantee Trustee (incorporated by reference to Capital Trust Inc.'s Current Report on Form 8-K, dated May 18, 2000 and filed with the Securities and Exchange Commission on May 18, 2000).

     Exhibit 6 - Modification Agreement, dated as of May 10, 2000, by and among
                 Capital Trust, Inc., the Regular Trustees (as defined therein), Vornado Realty L.P., Vornado Realty Trust, EOP Operating Limited Partnership, Equity Office Properties Trust, and State Street Bank and Trust Company, as trustee for General Motors Employes Global Group Pension Trust (incorporated by reference to Capital Trust Inc.'s Current Report on Form 8-K, dated May 18, 2000 and filed with the Securities and Exchange Commission on May 18, 2000).


                               Page 10 of 10 Pages